Exhibit 3.1.6

Complete Corporate History for Physicians Healthcare Management Group, Inc.

The company was formed in Nevada (entity number C 26333) on December 20, 1996, with the name Sweat Equity Inc. On April 19, 2000, an amendment was filed in which the name of the company was changed to Del Mar Capital One Inc. On August 16, 2004, it was again amended for name change to Fresh Veg Broker.com Inc. In an exchange which occurred on June 23, 2006, the name was again changed to Physicians Healthcare Management Group, Inc. Thereafter, all while maintaining the same name, there were various capital restructurings, including an increased authorized capital and two separate certificates of designation for the authorization and designation of Preferred A stock and, later, Preferred B stock. While the June 23, 2006 name change, as filed, purported to change the name from Tiger Team Technologies, Inc. to Physicians Healthcare Management Group, Inc., the name had never been changed to Tiger Team Technologies Inc. Instead, the name was at the time, Fresh Veg Broker.com Inc. d/b/a Tiger Team.

12/20/96:	Sweat Equity Articles of Incorporation

10/22/99:	Amendment to Del Mar Capital

12/14/99:	Restated Articles of Del Mar Capital

4/19/2000:	Name change Amendment to Fresh Veg Broker.com d/b/a Tiger Team

6/23/2006:	Name change Amendment to Physicians Healthcare Management Group

9/27/2006:	Certificate of Designation re Physicians Healthcare Management Group Preferred Stock

3/29/2007:	Amendment re Physicians Healthcare Management Group increase in common to 425,000,000 shares